March 8, 2011

Via EDGAR and Facsimile

Daniel L. Gordon,
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:         WNC Housing Tax Credit Fund VI, L.P., Series 13
Form 10-K Filed June 29, 2010
File No.  000-52841

Dear Mr. Gordon:

The registrant is in receipt of your letter dated February 24, 2011 respecting the referenced matter.  Responses to the comments included in your letter are set forth below, numbered to correspond to the numbering system utilized in your letter:

1.           Please be advised that, in future filings under the Securities Exchange Act of 1934, the Exchange Act reporting number of 000-52841 will be used.

2.           Please be advised that the Form 10-K for the fiscal year ended March 31, 2010 was filed on February 25, 2011.  Please be advised that the registrant expects to file the Forms 10-Q for the quarters ended June 30, September 30 and December 31 no later than April 30, 2011.

3.           The lack of reference to the other auditors in the scope paragraph of the Report of Independent Registered Accounting Firm as required by AU Section 543.07 is technically incorrect and was an inadvertent oversight on the part of the registrant’s principal auditors. However, the registrant and its principal auditors believe that the opinion, as filed, is not misleading as evidenced by the fact that the principal auditors did include references to the other auditors in both the introductory and opinion paragraphs, where required. The registrant understands that, in a conversation among its principal auditors and you on March 7, 2011, the staff has agreed that the principal auditors are not required to revise and reissue their opinion, and the registrant is not required to file an amendment to its Form 10-K to remedy this error.

With respect to amending the Form 10 K to include all audit reports upon which the registrant’s principal auditors relied, the Form 10-K as filed is inclusive of all such reports upon which the principal auditors relied.  Accordingly, no amendment to the Form 10-K is required in this regard.  All such opinions are included in the filing immediately following the principal auditors’ opinion on the registrant.

__________________________________

In addition to the foregoing the registrant acknowledges that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any further questions or comments in these regards.

Very truly yours,

/s/ Melanie Wenk
Melanie Wenk,
Vice President – Chief Financial Officer,
WNC & Associates, Inc.